UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2022

Commission file number 1-8022

CSX CORPORATION 401(K) PLAN

CSX CORPORATION
A Virginia Corporation
IRS Employer Identification Number 62-1051971
500 Water Street
Jacksonville, Florida 32202
Telephone (904) 359-3200

CSX CORPORATION 401(K) PLAN

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2022 AND 2021
AND FOR THE YEAR ENDED DECEMBER 31, 2022

CSX CORPORATION 401(K) PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the CSX Corporation 401(K) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the CSX Corporation 401(K) Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2022 and 2021, and the changes in its net assets available for benefits for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CSX CORPORATION 401(K) PLAN

Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2022, (referred to as the "supplemental schedule"), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the CSX Corporation 401(K) Plan’s auditor since at least 1992, but we are unable to determine the specific year.

Jacksonville, FL
June 27, 2023

CSX CORPORATION 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	December 31
	2022	2021
ASSETS
Investments
Investment in Master Trust (Note 3)	$1,308,897	$1,587,659
Receivables
Member contributions	—	2,442
Employer contributions	—	939
Notes receivable from participants	13,520	13,529
Total Assets	1,322,417	1,604,569

LIABILITIES
Accrued expenses	189	296
Total Liabilities	189	296

Net Assets Available for Benefits	$1,322,228	$1,604,273

See accompanying Notes to Financial Statements.

CSX CORPORATION 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2022
(Dollars in thousands)

Additions
Member contributions	$31,737
Employer contributions	12,392
Transfers to the Plan	2,865
Interest on notes receivable from participants	631
Total Additions	47,625

Deductions
Net loss from investment in Master Trust (Note 3)	212,040
Distributions to members	114,057
Transfers from the Plan	2,868
Fees and expenses	705
Total Deductions	329,670

Net Decrease	(282,045)

Net Assets Available for Benefits at Beginning of Year	1,604,273

Net Assets Available for Benefits at End of Year	$1,322,228

See accompanying Notes to Financial Statements.

CSX CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      Description of the Plan

The following description of the CSX Corporation 401(k) Plan (“the Plan”) provides only general information. Members should refer to the Summary Plan Description and the Plan Document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all salaried employees and certain non-union hourly employees of CSX Corporation (“CSX” or “Plan Sponsor”) and adopting affiliated companies (collectively, “the Company”). The Plan provides for contributions under Code Section 401(k) and matching and employee contributions under Code Section 401(m). A portion of the Plan has been established as an Employee Stock Ownership Plan (“ESOP”) designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986 (“the Code”), as amended. The Plan also contains a cash or deferred arrangement described in Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The ESOP component is designed to invest primarily in CSX common stock and may invest 100% in these securities.

Subsequent Event: Effective January 1, 2023, the Pan Am Railways 401(k) Plan ("Pan Am Plan") was merged into the Plan. In connection with the merger, plan assets of $12 million were transferred to the Plan in February 2023. As the merger occurred subsequent to the 2022 plan year, the financial statements and notes herein reflect Plan balances and results prior to the merger. See Note 9, Reconciliation of Financial Statements to IRS Form 5500, for additional disclosures.

Contributions: Members, as defined in the Plan Document, may contribute from 1% to 50% (in 1% multiples) of eligible compensation, as defined by the Plan Document, on a pre-tax or Roth basis up to the current Code limit. Members who are age 50 or older by the end of the applicable calendar year are eligible to make catch-up contributions in accordance with the Code. Subject to certain limitations, members may rollover distributions from another qualified plan or an individual retirement account (“Rollover Account”). Members may change contribution rates daily.

The Company contributes amounts equal to 100% of the first 1% of a member’s eligible contributions to the Plan as matching contributions. For the next 2% up to 6% of a member’s eligible contributions to the Plan, the Company contributes amounts equal to 50% as matching contributions. Therefore, the total potential employer matching contribution is 3.5%. In addition, CSX will make an enhanced 401(k) contribution equal to 3% of base pay and bonus pay each Plan year to employees who have an initial date of hire on or after January 1, 2020, are a former employee or former member who is rehired on or after January 1, 2020, or transfer from a union position on or after January 1, 2020. Additional amounts may be contributed at the option of the Company’s Board of Directors or under the delegation of authority granted by the Board to the appropriate Company officers.

Diversification: Members may generally direct the investment of contributions on a daily basis among a choice of investment options offered under the Plan.

CSX CORPORATION 401(K) PLAN
NOTE 1.                      Description of the Plan, continued

Reallocations: CSX does not permit members to repurchase shares of a previously sold fund through investment fund activity for 30 calendar days after the transaction. Members may, however, transfer funds to the Stable Value Fund investment option at any time without restriction.

Member Accounts: Each member’s account is credited with the member’s contributions and allocations of (a) Company contributions and (b) plan earnings and is charged with the member’s disbursements and an allocation of administrative expenses. If made, profit sharing contributions are in proportion to each member’s base compensation paid by the Company. Plan earnings are allocated on a proportionate share of the increase or decrease in the fair market value of each fund in which the member’s accounts are invested on each valuation date. Record-keeping expense allocations are charged equally to each member's account. All other administrative expense allocations are made on the basis of assets in the individual’s account.

Investments: The CSX Corporation Master Retirement Savings Plan Trust ("Master Trust") holds all investments of this Plan and the CSX Corporation Capital Builder Plan, a related plan for certain union employees. For further details, see Note 3, Investment in Master Trust.

Plan to Plan Transfers: When members change employment status between contract positions and management positions within the Plan Sponsor, the member can no longer participate in the former plan. Accordingly, automatic transfers are initiated on a member's behalf if their account balance is not voluntarily transferred from the ineligible plan to the eligible plan within the Master Trust.

Vesting: Members are 100% vested in their contributions, except enhanced 401(k) contributions. Enhanced 401(k) contributions made by the Company are subject to a vesting schedule, and members shall become 100% vested after 3 years of service. Alternatively, members shall be 100% vested in their enhanced 401(k) contributions if they attain age 65 while employed by the Company.

Loans: Certain members may borrow from their accounts an amount equal to the lesser of $50 thousand in the aggregate (reduced by the highest outstanding balance during the one year period preceding the loan) or 50% of their account balance (reduced by the outstanding balance of all Plan loans at the time of the loan). Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence, in which case the term is 25 years. Loans are secured by the balance in the member’s account. The loan interest rates are calculated using the prime rate in the Wall Street Journal as of the first business day of the current month in which the loan originates plus 1%. The interest rate in effect when a member applies for the loan will remain in effect for the term of the loan. It will not change even though the interest rate applicable to new loans may change. Principal and interest are paid ratably through payroll deductions.

Dividends: Dividends paid on shares of CSX common stock held in a member’s account are reinvested in shares of CSX common stock. A member or spousal beneficiary may elect to have dividends paid to them in cash. Any change in an election will apply only to ex-dividend dates occurring after the date such election is received. A member who does not make a timely election will have the dividends paid to his or her account and reinvested in shares of CSX common stock.

CSX CORPORATION 401(K) PLAN
NOTE 1.                      Description of the Plan, continued

Payment of Benefits: Upon disability or retirement, a member may elect to receive a lump sum or monthly installments over a period not to exceed the lesser of 240 months or the joint life expectancy of the member and his or her beneficiary. Surviving spouses of retired or disabled members may also elect monthly installments. Upon termination of service, a member may receive a lump sum amount equal to the value of his or her account. A terminated member’s account balance that is greater than one thousand dollars but less than five thousand dollars as of his or her date of termination shall be rolled over into an individual retirement account at Millennium Trust Company unless the member makes an alternate distribution request within 180 days after the month end of his or her date of termination. A terminated member's account balance that is less than one thousand dollars as of his or her date of termination shall automatically receive an immediate lump-sum distribution unless the member makes an alternate distribution request.

Administrative Expenses: The administrative expenses of the Plan are paid by the Company or from plan assets as the Plan Sponsor directs. All of the administrative expenses of the Plan during 2022 were paid from plan assets.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to terminate, members would remain 100% vested in their accounts, with the exception of enhanced 401(k) contributions.

CSX CORPORATION 401(K) PLAN
NOTE 2.                      Summary of Significant Accounting Policies

Basis of Presentation: The financial statements have been prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles. Distributions are recorded when paid. All dollar amounts are reported in thousands.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Notes Receivable from Participants: Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

CSX CORPORATION 401(K) PLAN
NOTE 3.                      Investment in Master Trust

     All investments of the Master Trust are held by The Northern Trust Company ("Trustee"), the trustee of the Master Trust. Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment fund options. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought, sold, and held during the year.

    Summarized financial information of the Master Trust is presented below:

	December 31,	Plan's	December 31,	Plan's
(Dollars in Thousands)	2022	Interest	2021	Interest
Assets
Accrued income	$891	$568	$224	$150

Due from brokers for securities sold	306	204	2,744	971

Investments, at fair value:
CSX common stock	944,883	330,754	1,186,614	410,147
Other common stock	287,298	189,287	367,890	242,997
Mutual funds	516,770	284,223	643,981	356,280
Common collective trusts	462,765	234,627	560,300	284,125
Total investments, at fair value	2,211,716	1,038,891	2,758,785	1,293,549

Stable value fund, at contract value:	421,370	269,677	443,751	293,013

Total Assets	2,634,283	1,309,340	3,205,504	1,587,683

Liabilities
Due to brokers for securities purchased	692	443	38	24
Total Liabilities	692	443	38	24

Total Master Trust Net Assets	$2,633,591	$1,308,897	$3,205,466	$1,587,659
Plan’s Percentage of Investment in the Master Trust’s Net Assets		50%		50%

    The Master Trust has investments with Vontobel and Morgan Stanley that do not have readily determinable fair values and qualify for the net asset value ("NAV") practical expedient. See additional Note 8 fair value disclosures. The Fair Value Measurements Topic in the ASC requires the Plan to disclose the significant investment strategies of such investments.

    The Vontobel Collective International Equity Fund seeks to achieve returns through the effect of compounded earnings and stock price returns by identifying high-quality companies that can grow earnings faster than the market on a sustainable basis. The fund invests primarily in common stocks or other equity securities of international companies with a market price below the estimate of their fundamental value. There are currently no redemption restrictions on this investment.

CSX CORPORATION 401(K) PLAN
NOTE 3.                      Investment in Master Trust, continued

    The Morgan Stanley International Equity Trust seeks capital growth through a diversified portfolio of international equity securities. This fund uses a portfolio of international stocks and foreign currencies to achieve its investment objective. Portfolio adjustments may also be made to ensure adequate geographic and industrial diversification. There are currently no redemption restrictions on this investment.

    Investment income and expenses, other than those related to CSX common stock, are allocated to each plan in a pro-rata fashion based on the member’s average daily investment balances. Investment income and expenses related to CSX common stock are allocated based on actual shares held. Investment loss for the Master Trust for 2022 was as follows:

(Dollars in Thousands)
Net decrease in the fair value of investments:	$(481,627)
Interest, dividend, and other income	28,502
Total investment loss for the Master Trust	$(453,125)

Plan's investment loss in the Master Trust	$(212,040)

Plan's percentage of investment loss from the Master Trust	47%

NOTE 4.                      Fully Benefit-Responsive Investment Contracts

The Master Trust holds investments in synthetic guaranteed investment contracts (“GICs”) as part of the Stable Value Fund investment option. Synthetic GICs are investment contracts that allow participants to earn fixed income for a specified period of time. These synthetic GICs are fully benefit-responsive, which allows participants to initiate all permitted transactions, such as withdrawals, loans or transfers to other funds within the Plan and are reported at contract value. A corresponding contract wrapper with the issuer provides a fixed rate of return on the underlying investments. A contract wrapper is a contractual agreement with a third party that regulates the return on investment. The agreement provides for the third party to compensate the Plan if the book value drops below a certain threshold and vice versa.

    The crediting interest rate for the synthetic GIC is based on a mutually agreed upon formula that resets on a quarterly basis depending on the portfolio yield, market value and duration along with the book value of the contract. The minimum crediting rate is 0%.

    Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan Document, (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan or (3) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. CSX does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is probable.

CSX CORPORATION 401(K) PLAN
NOTE 4.                      Fully Benefit-Responsive Investment Contracts, continued

    The contract value of the synthetic GICs represents contributions plus earnings, less participant withdrawals and administrative expenses. The synthetic GIC issuers can only terminate the contract under very limited circumstances such as CSX or the investment fund managers breaching any of their obligations under the agreement. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers.

NOTE 5.                      Related Party Transactions

During 2022, the Master Trust received cash dividends from investments in CSX common stock of $12.4 million. The Plan’s share of these dividends was $4.4 million.

The Trustee routinely invests assets in its Collective Short-Term Investment Fund. During 2022, the Master Trust earned interest of $220 thousand for transactions with this fund, a portion of which is allocated to the Plan based upon the Plan’s pro-rata share in the net assets of the Master Trust and is included in net gain from investment in Master Trust in the Statement of Changes in Net Assets Available for Benefits.

NOTE 6.                      Income Tax Status

    The Plan has received a determination letter from the Internal Revenue Service (“IRS”), dated October 3, 2017, stating that the Plan is qualified as written under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the plan was amended and restated. The Plan is also required to operate in conformity with the Code and its terms to maintain its qualified status. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and its terms and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan, and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7.                      Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

CSX CORPORATION 401(K) PLAN
NOTE 8.                      Fair Value Measurements

The Financial Instruments Topic in the ASC requires disclosures about fair value of financial instruments. Also, the Fair Value Measurements and Disclosures Topic in the ASC clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

Various inputs are considered when determining the value of the Plan's investments. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in these securities. These inputs are summarized in the three broad levels listed below.

•Level 1 – observable market inputs that are unadjusted quoted prices for identical assets or liabilities in active markets

•Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)

•Level 3 – significant unobservable inputs (including the Plan’s own assumptions about the assumptions market participants would use in determining the fair value of investments)

The valuation methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies used for plan assets measured at fair value are as follows:

Investments in the fair value hierarchy

•Common stock (Level 1):  Valued at the quoted market closing price reported on the active market on which the individual securities are traded on the last day of the Plan year.

•Mutual funds (Level 1): Valued at the NAV price per share held by the Master Trust at year end based on quoted market prices determined in an active market. The NAV is derived by dividing the total assets held minus liabilities by the outstanding number of fund shares.

•Common collective trust funds (Level 2): This class consists of private funds that invest in government and corporate securities and various short-term debt instruments and are measured using the NAV provided by the administrator of the trust. The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and are determined by reference to the fair value of the underlying securities.

CSX CORPORATION 401(K) PLAN
NOTE 8.                      Fair Value Measurements, continued

Investments measured at NAV

•Common collective trust funds: This class consists of private funds that invest in diversified portfolio of international securities and currencies that are measured at NAV as a practical expedient to estimate the fair value of the investments. There are currently no redemption restrictions on these investments. In accordance with the Fair Value Measurements and Disclosures Topic in the ASC, investments that are measured at NAV practical expedient per share (or its equivalent) are not classified in the fair value hierarchy. The fair value amounts presented in the tables below are intended to permit reconciliation of the fair value hierarchy to the assets disclosed in Note 3, Investment in Master Trust.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2022:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Common stock	$1,232,181	$—	$—	$1,232,181
Mutual funds - U.S	516,770	—	—	516,770
Common collective trust funds (a)	—	358,271	—	358,271
Total investments in the fair value hierarchy	$1,748,951	$358,271	$—	2,107,222

Common collective trust funds
measured at NAV (b)				104,494

Total assets at fair value				$2,211,716

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2021:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Common stock	$1,554,504	$—	$—	$1,554,504
Mutual funds - U.S	643,981	—	—	643,981
Common collective trust funds (a)	—	426,205	—	426,205
Total investments in the fair value hierarchy	$2,198,485	$426,205	$—	2,624,690

Common collective trust funds
measured at NAV (b)				134,095

Total assets at fair value				$2,758,785

(a) The underlying investments held in the common collective trust funds are equity or debt securities held to replicate the performance of a specific equity or bond market index. These include Northern Trust, T. Rowe Price, and Loomis Core Bond Funds.

(b) The underlying investments held in the common collective trust funds include Vontobel and Morgan Stanley International Equity Funds. These investments do not have a readily determinable fair value and are valued at NAV as a practical expedient.

CSX CORPORATION 401(K) PLAN
NOTE 9.                      Reconciliation of Financial Statements to IRS Form 5500

For purposes of the 5500 filing, the merger of the Pan Am Plan into the Plan was treated as if it occurred at the end of the 2022 plan year.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

(Dollars in Thousands)	December 31
	2022	2021

Net assets available for benefits, per the financial statements	$1,322,228	$1,604,273
Merger with Pan Am Plan as of January 1, 2023	11,599	—
Net assets available for benefits, per the Form 5500	$1,333,827	$1,604,273

The following is a reconciliation of decrease in net assets reflected in the financial statements to the Form 5500:

(Dollars in Thousands)	For the Year Ended December 31, 2022

Decrease in net assets, per the financial statements	$(282,045)
Merger with Pan Am Plan as of January 1, 2023	11,599
Decrease in net assets after transfer, per the Form 5500	$(270,446)

NOTE 10.                      Subsequent Events

The Plan considers events or transactions that occur after the date of the Statement of Net Assets Available for Benefits, but before the financial statements are issued, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 27, 2023, the date these financial statements are available to be issued.

Effective January 1, 2023, the Pan Am Plan merged into the Plan. In connection with the merger, plan assets of $12 million were transferred to the Plan in February 2023.

CSX CORPORATION 401(K) PLAN

SUPPLEMENTAL SCHEDULE

CSX CORPORATION 401(K) PLAN

EIN: 62-1051971 Plan Number: 003

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2022

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Members	Loans with interest rates of 4% to 9.5%, maturing through 2047	$13,520,252

*Indicates a party-in-interest to the Plan.

Note: Cost information has not been included because all investments are member directed.

CSX CORPORATION 401(K) PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the CSX Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CSX CORPORATION 401(K) PLAN

By: /s/ Michelle Mullen

Michelle Mullen, Plan Administrator
VP Total Rewards, Medical & People Systems CSX Corporation
Date: June 27, 2023

EXHIBIT

23	Consent of Independent Registered Public Accounting Firm	I-1